# Veriglif, Inc.



# ANNUAL REPORT

251 W. 30th Street #606

New York, NY 10001

0

[veriglif.com](veriglif.com)

This Annual Report is dated December 27, 2021.

## BUSINESS

We believe that your personal data is an asset that you should control and be rewarded for its use. We are passionate advocates for changing the paradigm of how data is used to drive more value for everyone involved in the personal data economy.

Veriglif is building a private blockchain, privacy compliant and verified personal data marketplace for everyone's benefit.

Consumer data allows businesses to create better products and services and is highly valuable; however, consumers are not always fairly compensated each time it is used and lack the transparency about how it is being used. Veriglif gives consumers a revenue share of their data and allows them to see and control who is using their data.

Consumer data is often collected and stored in silos due to technical limitations and privacy challenges. Veriglif identifies the same consumer across every available data source and inter-connects them with permission in real-time to allow businesses a more holistic view of the consumer to create a 'network of networks'. One data source may have demographic information such as gender, age, and income; another data source may have purchase history; and another may have hobbies and interests - when these are interconnected businesses can really understand the consumer.

The quality of consumer data is often poor due to bots, bad data management practices and fraud. Veriglif generates a real-time confidence score of each record in its network by evaluating the data consistency across all available data sources. This allows businesses to trust the data bought through veriglif.

Veriglif is a middleware technology solution that allows personal data stakeholders (collectors, sample providers, buyers and consumers) to connect and transact. We charge a transaction fee each time a record is purchased and act as the intermediary between buyers and sellers. We are the digital connective tissue, a 'network of networks', that allows consumer data to be verified and exchanged with full permission for mutual benefit of all - most importantly for the consumer.

**Previous Offerings**

Current Offering Type: Equity
Security Name: Preferred Stock
Minimum Number of Shares Offered: 16,949
Maximum Number of Shares Offered: 1,747,438
Price per Share: $0.59
Pre-Money Valuation: $7,023,072.67

Type of security sold: Convertible Note
Final amount sold: $294,314.00
Use of proceeds: Platform and business development
Date: October 04, 2019
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $34,969.65
Use of proceeds: Platform scoping and development
Date: July 15, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $65,000.00

Use of proceeds: Platform devemopment
Date: January 29, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $310,345.42
Use of proceeds: Platform and business development
Date: January 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $122,500.00
Use of proceeds: Platform and business development
Date: February 24, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $17,867.00
Use of proceeds: Platform and Business development
Date: March 06, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $51,451.00
Use of proceeds: Platform and Business development
Date: August 13, 2020
Offering exemption relied upon: Section 4(a)(2)


# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2020 Compared to 2019**

How long can the business operate without revenue:

We have 6 months of cashflow with no revenue.

Foreseeable major expenses based on projections:

Veriglif is currently a very lean operation. We have a distributed remote workforce across the globe. Our major expenses are development salaries, as our business development leverages the reach of our Chief Strategy Officer (Leonard Murphy) who is arguably the most well-connected individual in the market research and insights industry.

Future operational challenges:

Some of the future operational challenges are the cost of scaling out our community. We expect that we will need more than 1 million consumers to reach critical mass. We are already working with one partner that can bring an estimated 30,000 new consumers each month into the network after soft-launch, but there are costs in doing so.

Once we reach that critical mass volume we expect that we will have many more large partners wanting to integrate causing a snowball effect.

Future challenges related to capital resources:

Some of the future challenged related to capital resources are our ability to incrementally build and sell the platform to partners based on their immediate needs whilst maintaining our long term objectives without running out of cashflow. We have 6 months of cashflow and thus need to start realizing the benefits of our existing partners in the coming months.

Future milestones and events:

The most significant milestone that we foresee that will have significant impact on Veriglif's financials are when we reach a critical mass of 1 million consumers in the network. Until this point we will rely on selling other services and tools such as data enrichment/appending and data collection tools such as our browser extension.

**Liquidity and Capital Resources**

At December 31, 2020, the Company had cash of $36,070.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

All Debt has been converted to equity.


**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**


Our directors and executive officers as of the date hereof, are as follows:

Name: James Wilson

James Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)
Dates of Service: October 21, 2018 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and

resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. James' salary is $175k and has a 7.37% in common stock vesting over another 2 years and a restricted stock award with 11.18% in common stock vesting over another 3 years.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Chief Technology Officer (CTO)
Dates of Service: July 01, 2012 - August 01, 2019
Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Director
Dates of Service: July 01, 2012 - Present
Responsibilities: Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled.

Other business experience in the past three years:

Employer: iDrive Pty Ltd
Title: CTO
Dates of Service: January 01, 2018 - June 30, 2019
Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

Employer: Stonegate
Title: Chief Technology Officer (CTO) and Co-Founder
Dates of Service: December 01, 2017 - November 30, 2018
Responsibilities: Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled. Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

Employer: Sampleworx Pty Ltd
Title: Chief Technology Officer (CTO) and Co-Founder
Dates of Service: July 01, 2007 - October 31, 2018
Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs. Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled.

Name: Henry Cheang

Henry Cheang's current primary role is with Potentiate Pty Ltd. Henry Cheang currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman
Dates of Service: July 01, 2018 - Present
Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level. Henry does not receive a salary but has 6.58% in common stock vesting over 4 years.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Executive Chairman
Dates of Service: January 10, 2010 - Present
Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level

Other business experience in the past three years:

Employer: AdClarity Pty Ltd
Title: Non-Executive Director
Dates of Service: May 01, 2020 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: Livius
Title: Non-Executive Chairman
Dates of Service: May 01, 2019 - Present
Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level

Other business experience in the past three years:

Employer: Houston We Have Limited
Title: Advisory Board Member
Dates of Service: July 01, 2019 - Present
Responsibilities: developing an understanding of the business, market and industry trends and provide counsel on issues raised by owners/directors or management

Other business experience in the past three years:

Employer: idDriver Pty Ltd
Title: Non-Executive Director
Dates of Service: August 01, 2018 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: InfoTools
Title: Non-Executive Director
Dates of Service: January 01, 1995 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: Kapiche
Title: Non-Executive Director
Dates of Service: October 01, 2016 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

Employer: Aeromist
Title: Non-Executive Director
Dates of Service: May 01, 2020 - Present
Responsibilities: Non-Executive Director

Other business experience in the past three years:

Employer: Mirrorwave
Title: Advisory Board Member
Dates of Service: July 01, 2020 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Feedback Avatars
Title: Advisory Board Member
Dates of Service: July 01, 2020 - Present
Responsibilities: Advisory Board Member

Name: Glen Robinson

Glen Robinson's current primary role is with Potentiate Pty Ltd. Glen Robinson currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer (CFO)
Dates of Service: July 01, 2018 - Present
Responsibilities: Responsible for managing the financial actions of a company. Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions. Glen does not receive a salary but has 5.78% in common stock vesting over another 2 years and a restricted stock award with 2.94% vesting over another 3 years.

Other business experience in the past three years:

Employer: Potentiate Pty Ltd
Title: Chief Financial Officer (CFO)
Dates of Service: October 01, 2019 - Present
Responsibilities: Responsible for managing the financial actions of a company. Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

Employer: Valtegra
Title: Managing Partner
Dates of Service: June 01, 2011 - Present
Responsibilities: Maintaining positive client relationships and driving new acquisitions. Developing and implementing organizational goals, procedures, and policies. Consulting and cooperating with other executives, board members, and employees. Managing, monitoring, and reviewing business operations. Identifying improvement gaps and implementing corrective measures. Reviewing and overseeing all financial activities, performance, and documentation. Overseeing hiring activities and approving contracts

Name: Jonathan Ewert

Jonathan Ewert's current primary role is with CapZone Impact Investments LLC. Jonathan Ewert currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 01, 2019 - Present
Responsibilities: Challenges the direction and performance of the company with greater objectivity. A mentor to the CEO. Jonathan does not receive a salary but has 2.1% in common stock vesting over another 2 years

Other business experience in the past three years:

Employer: CapZone Impact Investments LLC
Title: Board Member
Dates of Service: July 01, 2018 - Present
Responsibilities: Sets the company vision and appoint the chief officers to carry out that vision

Other business experience in the past three years:

Employer: Kinetic Analysis Corporation
Title: Advisory Board Member
Dates of Service: May 01, 2012 - Present
Responsibilities: Provides strategic advice to the management

Other business experience in the past three years:

Employer: Piano
Title: Board Member
Dates of Service: October 01, 2017 - January 31, 2019
Responsibilities: Sets the company vision and appoint the chief officers to carry out that vision

Other business experience in the past three years:

Employer: Wellesley Information Services, a United Communications Group affiliate
Title: CEO
Dates of Service: November 01, 2016 - November 30, 2018
Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Other business experience in the past three years:

Employer: Capitol Peak Asset Management
Title: Operating Partner
Dates of Service: May 01, 2017 - June 30, 2018
Responsibilities: Operating Partner

Other business experience in the past three years:

Employer: SciFutures

Title: Board Member
Dates of Service: August 01, 2015 - June 30, 2018
Responsibilities: Board Member

Name: Lukas Pospichal

Lukas Pospichal's current primary role is with Greenbook. Lukas Pospichal currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 01, 2018 - Present
Responsibilities: Challenges the direction and performance of the company with greater objectivity. Lukas does not receive a salary but has 7.37% in common stock vesting over another 2 years

Other business experience in the past three years:

Employer: Greenbook
Title: Managing Director
Dates of Service: March 01, 2005 - Present
Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Other business experience in the past three years:

Employer: New York American Marketing Association
Title: Managing Director
Dates of Service: February 01, 2013 - Present
Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Name: Scott Miller

Scott Miller's current primary role is with Michigan State University - Eli Broad College of Business. Scott Miller currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: February 01, 2020 - Present

Responsibilities: Challenges the direction and performance of the company with greater objectivity. A mentor to the CEO. Scott does not receive a salary but has 0.63% in common stock vesting over another 4 years

Other business experience in the past three years:

Employer: Michigan State University - Eli Broad College of Business
Title: Adjunct Professor
Dates of Service: September 01, 2019 - Present
Responsibilities: Adjunct Professor

Other business experience in the past three years:

Employer: Vision Critical
Title: Board Member
Dates of Service: September 01, 2012 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Vision Critical
Title: President and CEO
Dates of Service: October 01, 2012 - December 31, 2019
Responsibilities: President and CEO

Other business experience in the past three years:

Employer: BERA Brand Management
Title: Board Member
Dates of Service: September 01, 2018 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: United Exports Limited
Title: Board Member
Dates of Service: December 01, 2019 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: DataSpeaks, Inc
Title: Board Member
Dates of Service: December 01, 2019 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Namenuaxia
Title: Member Of The Board Of Advisors
Dates of Service: April 01, 2020 - Present
Responsibilities: Member Of The Board Of Advisors

Name: Leonard Murphy

Leonard Murphy's current primary role is with GreenBook Marketing Media. Leonard Murphy
currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and Chief Strategy Officer
Dates of Service: October 01, 2018 - Present
Responsibilities: Helping the CEO with the strategy executions within the company. Challenges
the direction and performance of the company with greater objectivity. Leonard receives $24k in
salary and has 7.37% in common stock vesting over another 2 years and has a restricted stock
award with 4.71% vesting over another 3 years.

Other business experience in the past three years:

Employer: GreenBook Marketing Media
Title: Executive Editor & Producer
Dates of Service: May 01, 2010 - Present
Responsibilities: Executive Editor & Producer

Other business experience in the past three years:

Employer: Gen2 Advisors
Title: Senior Partner
Dates of Service: May 01, 2012 - Present
Responsibilities: Senior Partner

Other business experience in the past three years:

Employer: Insight Innovation Exchange
Title: Chairman and Producer
Dates of Service: July 01, 2012 - Present
Responsibilities: Chairman and Producer

Other business experience in the past three years:

Employer: Michigan State University - The Eli Broad College of Business
Title: Advisory Board Member
Dates of Service: April 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: University of Georgia - Terry College of Business
Title: Advisory Board Member
Dates of Service: March 01, 2017 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Consensus Point
Title: Advisory Board Member
Dates of Service: November 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Brunswick Group
Title: Advisory Board Member
Dates of Service: March 01, 2016 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: ZappiStore
Title: Advisory Board Member
Dates of Service: February 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Decooda
Title: Board of Advisors
Dates of Service: March 01, 2011 - Present
Responsibilities: Board of Advisors

Other business experience in the past three years:

Employer: GlimpzIt
Title: Advisory Board Member
Dates of Service: November 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Ask Your Target Market (AYTM)
Title: Senior Strategic Advisor
Dates of Service: February 01, 2015 - Present
Responsibilities: Senior Strategic Advisor

Other business experience in the past three years:

Employer: Ramius Corporation
Title: Advisory Board Member
Dates of Service: February 01, 2015 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: iQual Research & Consultancy
Title: Global Innovation Advisor
Dates of Service: February 02, 2012 - Present
Responsibilities: Global Innovation Advisor

Other business experience in the past three years:

Employer: NewMR Virtual festival
Title: Advisory Board Member
Dates of Service: July 01, 2010 - Present
Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Research Industry Trends Monitoring Group
Title: Co-founder
Dates of Service: April 01, 2002 - Present
Responsibilities: Co-founder

Other business experience in the past three years:

Employer: Measure Consumer Perspectives
Title: Board of Advisors
Dates of Service: January 01, 2012 - June 03, 2018
Responsibilities: Board of Advisors

Other business experience in the past three years:

Employer: Virtual Incentives
Title: Chief Client Engagement Strategist
Dates of Service: January 01, 2015 - January 30, 2018
Responsibilities: Chief Client Engagement Strategist

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only
outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know
owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all
of the current officers and directors as a group. We believe that, except as noted below, each

named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: James Wilson
Amount and nature of Beneficial ownership: 2,208,450
Percent of class: 18.61

Title of class: Preferred Stock
Stockholder Name: James Wilson
Amount and nature of Beneficial ownership: 7,374
Percent of class: 18.61

Title of class: Common Stock
Stockholder Name: Leonard Murphy
Amount and nature of Beneficial ownership: 1,437,900
Percent of class: 12.14

Title of class: Preferred Stock
Stockholder Name: Leonard Murphy
Amount and nature of Beneficial ownership: 7,374
Percent of class: 12.14

Title of class: Common Stock
Stockholder Name: New York AMA Communication Services Inc. DBA Greenbook
Amount and nature of Beneficial ownership: 990,000
Percent of class: 10.56

Title of class: Preferred Stock
Stockholder Name: New York AMA Communication Services Inc. DBA Greenbook
Amount and nature of Beneficial ownership: 266,995
Percent of class: 10.56

## RELATED PARTY TRANSACTIONS

Veriglif engages in no related party transactions

## OUR SECURITIES

Our authorized capital stock consists of 14,000,000 shares of common stock, par value $0.00001 per share.

The total number of shares of all classes of capital stock which the corporation is authorized to issue is 14,000,000 shares, consisting of 10,000,000 shares of Common Stock, par value $0.00001 per share (the "Common Stock"), and 4,000,000 shares of Preferred Stock, par value $0.00001 per share (the "Preferred Stock").

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future Preferred stock could be more advantageous to those investors than to the holders of current Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for data sales and management. Our revenues are therefore dependent upon the market for such.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are in continual development and have built a prototype for our network. Delays or cost overruns in the development of our network and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Veriglif is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a PCT. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Veriglif or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Veriglif could harm our reputation and materially negatively impact our financial condition and business.

The Company has not yet generated any revenue and requires further funding to complete the full product development.

Should the Company be unsuccessful in raising funds, it may have difficulty in completing the development. To minimize this risk, the Company will attempt to raise funds from traditional investors in addition to StartEngine.

The Company itself is in the product development stage and is subject to all the risks incident to the creation and development of a new product.

In order to prosper, the success of the Company will depend partly upon the ability to produce a product accepted by the market research industry. To minimize this risk, we have spent over 6 months in discussions, a pilot and design thinking workshops to define the product scope, test part of the hypothesis and to define the business value.

The Company relies on data suppliers to make their data available and distributors to re-sell.

Data supplier may also require further approval from their consumers to participate, which may hinder adoption. To minimize this risk, the Company has sought a commitment from 10 companies (known as founding members) that have pre committed to use the network once development is complete. To minimize this risk, the Company is also initially working within the market research ecosystem where there is a long history of rewarding consumers to participate in sharing their data.

Our future success depends on the efforts of a small full-time team.

The loss of services of the members of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. This risk is minimized by the fact all critical team members are shareholders with loans in the company. Additionally all shareholders have vesting shares over 5 years

The Company has no known direct competitor, but may face competition from larger organisations with more resources if they decide to copy the product.

To minimize this risk, the Company has a provisional patent (that can be converted to a full patent) covering the more critical parts of the product.

Legislation may be introduced that restricts the use of personal data.

To minimize this risk, the Company will never store raw personal data and almost all of our data suppliers will have a first-party opted-in relationship with the consumer who is being given incentives to participate.

Henry Cheang is a part-time officer.

As such, it is likely that the company will not make the same progress as it would if that were not the case.

Glen Robinson is a part-time officer.

As such, it is likely that the company will not make the same progress as it would if that were not the case.

Competition

The Company has no known direct competitor, but may face competition from larger organisations with more resources if they decide to copy the product. To minimize this risk, the Company has a provisional patent (that can be converted to a full patent) covering the more critical parts of the product.

Legislation

Legislation may be introduced that restricts the use of personal data. To minimize this risk, the Company will never store raw personal data and almost all of our data suppliers will have a first-party opted-in relationship with the consumer who is being given incentives to participate

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 27, 2021.

**Veriglif, Inc.**

By  /s/

Name: <u>James Wilson</u>

Title:   Chief Executive Officer

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Exhibit A

**FINANCIAL STATEMENTS**

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# Balance Sheet

## Veriglif, Inc.
## As at 31 December 2020

| | 31 Dec 2020 | 31 Dec 2019 |
|---|---|---|
| **Assets** | | |
| **Cash and Cash Equivalents** | | |
| Business Account | 36,070 | 121,138 |
| **Total Cash and Cash Equivalents** | **36,070** | **121,138** |
| **Current Assets** | | |
| Accounts Receivable | 44 | - |
| Loan Receivable | - | 36,085 |
| **Total Current Assets** | **44** | **36,085** |
| **Property, Plant and Equipment** | | |
| Software Development costs in progress | 147,973 | 69,506 |
| **Total Property, Plant and Equipment** | **147,973** | **69,506** |
| **Other Non-current Assets** | | |
| Income Tax Asset | 188,855 | 133,456 |
| **Total Other Non-current Assets** | **188,855** | **133,456** |
| **Total Assets** | **372,942** | **360,185** |
| **Liabilities and Equity** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts Payable | 15,727 | 8,570 |
| Line of Credit | - | 704,631 |
| **Total Current Liabilities** | **15,727** | **713,202** |
| **Non-Current Liabilities** | | |
| Accrued Interest | 2,733 | 2,733 |
| **Total Non-Current Liabilities** | **2,733** | **2,733** |
| **Total Liabilities** | **18,460** | **715,935** |
| **Equity** | | |
| Current Year Earnings | (208,408) | (355,839) |
| Owner's Capital | 90 | 90 |
| Owner's Capital: Owner's Investment | 918,639 | - |
| Retained Earnings | (355,839) | - |
| **Total Equity** | **354,482** | **(355,749)** |
| **Total Liabilities and Equity** | **372,942** | **360,185** |

# Income Statement (Profit and Loss)

## Veriglif, Inc.
### For the year ended December 31, 2020

| | 2020 | 2019 |
|---|---:|---:|
| **Income** | | |
| Sales | 114.88 | - |
| **Total Income** | **114.88** | **-** |
| **Cost of Goods Sold** | | |
| Subcontractors | 190,211.12 | 300,302.56 |
| **Total Cost of Goods Sold** | **190,211.12** | **300,302.56** |
| **Gross Profit** | **(190,096.24)** | **(300,302.56)** |
| **Operating Expenses** | | |
| Accommodation | - | 4,008.40 |
| Advertising | 32,092.57 | 1,409.98 |
| Bank Service Charges | - | 20.00 |
| Business License & Fees | 2,725.00 | - |
| Cloud Services | 15,490.96 | 14,167.54 |
| Corporation Tax | 50.00 | 25.00 |
| Co-working Space | 1,838.37 | - |
| Income Tax benefit | (55,399.47) | (133,456.00) |
| Insurance | 6,927.56 | - |
| Interest Expense | - | 2,733.00 |
| Meals & Entertainment | 135.37 | 3,038.26 |
| Miscellaneous | 2,249.61 | 6,609.92 |
| Other Expense | 9,840.00 | - |
| Professional Fees | 254.00 | 59,817.79 |
| Reimbursable Expense | - | 1,658.83 |
| Travel | 2,107.34 | 9,504.81 |
| Wages & Salaries | - | 85,999.35 |
| **Total Operating Expenses** | **18,311.31** | **55,536.88** |
| **Operating Income** | **(208,407.55)** | **(355,839.44)** |
| **Net Income** | **(208,407.55)** | **(355,839.44)** |

# CERTIFICATION

I, James Wilson  , Principal Executive Officer of Veriglif, Inc., hereby certify that the financial statements of Veriglif, Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer